650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 11, 2012

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs Jan Woo Joyce Sweeney Patrick Gilmore

Re:	Qualys, Inc. Amendment No. 1 to the Registration Statement on Form S-1 Filed July 17, 2012 File No. 333-182027

Ladies and Gentlemen:

On behalf of Qualys, Inc. (the “Company”), we submit this letter in response to certain comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 27, 2012, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-182027) filed with the Commission on July 17, 2012 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For the convenience of the Staff, we are providing marked copies of Amendment No. 3 and this letter to Jan Woo, Joyce Sweeney and Patrick Gilmore.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 4.

Risk Factors

Delays or interruptions in the manufacturing and delivery of our physical scanner appliances… page 25

1.	We note that your response to prior comment 12 addresses why the company is not substantially dependent upon the agreement with the single manufacturer of your physical scanner appliances, but it is not clear why you believe that this agreement is not material and should not be discussed in the prospectus. Given your disclosure on page 25 that delays or interruptions in the manufacturing and delivery of your physical scanner appliances may harm your business, it appears that your agreement with the sole manufacturer of these scanners may be material and you should include a description of the material terms of the agreement in the prospectus, such as duration, termination provision, rights and obligations of the parties.

AUSTIN   BRUSSELS   GEORGETOWN, DE   HONG KONG   NEW YORK   PALO ALTO   SAN DIEGO   SAN FRANCISCO   SEATTLE   SHANGHAI   WASHINGTON, DC

Securities and Exchange Commission

September 11, 2012

The Company has now had the chance to provide reasonable prior notice to its sole manufacturer regarding the requested disclosure. Therefore, in response to the Staff’s comment, the Company has revised its disclosure on page 93 of Amendment No. 4 to include a description of the material terms of the manufacturing agreement. Additionally, the Company has filed this agreement as an exhibit to Amendment No. 4.

Exhibits

2.	We note your response to prior comment 34 regarding your agreements with the two third-party data centers but continue to believe that you may be substantially dependent upon these agreements. In particular, we note your disclosure on pages 17 and 18 that you currently host all of your solutions from these two third-party data centers, you cannot rapidly move customers from one data center to another, your existing data center facilities providers have no obligation to renew their agreements with you on commercially reasonable terms or at all, any disruptions or interruptions with your solutions could harm your reputation and business, reduce your revenues, subject you to liability, or cause customers to terminate their subscriptions and harm your renewal rates. Please provide a material description of the agreements in the prospectus and file the agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company has now had the chance to provide reasonable prior notice to its data center providers regarding the requested disclosure and the public filing of the agreements. Therefore, in response to the Staff’s comment, the Company has revised its disclosure on page 93 of Amendment No. 4 to include a description of the material terms of the data center agreements. Additionally, the Company has filed these agreements as exhibits to Amendment No. 4.

* * * * *

Securities and Exchange Commission

September 11, 2012

Please direct your questions or comments regarding the Company’s responses or Amendment No. 4 to me or Jeffrey D. Saper at (650) 493-9300. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

By :	/s/ Rezwan D. Pavri
Rezwan Pavri

Enclosures

cc (w/encl.):	Philippe F. Courtot Donald C. McCauley Bruce K. Posey Qualys, Inc.

Jeffrey D. Saper Wilson Sonsini Goodrich & Rosati, P.C.

Timothy J. Moore John T. McKenna Cooley LLP

Timothy P. Zingraf Grant Thornton LLP

3